                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

BOARD APPROVES NEW GROUP ORGANIZATIONAL STRUCTURE BASED ON FOUR DIVISIONS: DOMESTIC FIXED SERVICES, DOMESTIC MOBILE SERVICES, TOP CLIENTS & ICT SERVICES, AND TECHNOLOGY, AS WELL AS TIM BRASIL AND NATIONAL AND INTERNATIONAL WHOLESALE ACTIVITIES

MANAGING DIRECTORS APPOINTED:

MASSIMO CASTELLI,

LUCA LUCIANI, ENRICO PARAZZINI AND STEFANO PILERI

INTERNAL CONTROL AND CORPORATE GOVERNANCE COMMITTEE REPORT ON NETWORK SECURITY, TRAFFIC DATA AND SECURITY ISSUES TO BE MADE PUBLIC

SUBSIDIARY TIM BRASIL CONFIRMED STRATEGIC FOR THE GROUP, OFFERS FOR ITS ACQUISITION NOT ACCEPTED

Milan, February 16, 2007 – At today’s meeting chaired by Guido Rossi, the Telecom Italia Board of Directors approved and adopted the company’s new organizational structure, drawn up on 22 January 2007, and based on four business divisions (Domestic Fixed Services, Domestic Mobile Services, Top Clients & ICT Services and Technology), as well as TIM Brasil and international and national wholesale activities, all of which report directly to Chief Executive Officer Riccardo Ruggiero.  The new structure, which responds to a need for greater operational flexibility, in light of major technological changes and the current competitive environment in Italy and internationally, will facilitate implementation of the Group’s strategic orientation toward the convergence of fixed-line communications, mobile communications, broadband internet and media content.

The new organizational structure was completed with the appointment of four Managing Directors: Massimo Castelli (Domestic Fixed Services), Luca Luciani (Domestic Mobile Services), Enrico Parazzini (Finance, Administration and Control), and Stefano Pileri (Technology).

The Board also approved the appointment of Damiano Toselli as Head of Security at the Group’s Human Resources Unit, and Federico Maurizio d’Andrea as Head of the Audit Unit.

The Board of Directors went on to examine the Internal Control and Corporate Governance Committee’s report on network security, traffic data and security issues, accepting its conclusions and welcoming the proposals put forward in the report. In pursuit of full disclosure to the Supervisory Authority and to the market, a copy of the report will be sent to market regulator Consob and published on the company web site www.telecomitalia.it.

         ***

The Board of Directors, having confirmed the strategic nature of subsidiary TIM Brasil, decided not to accept the offers for its acquisition which were received. The Board, in fact, was pleased to acknowledge TIM Brasil’s great success, in a highly competitive market, and its technological excellence as well as the high quality of its services.

Telecom Italia

Media Relations

Corporate Press Office

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investors

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 16th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager